EXHIBIT 99.1

Emerald Health Therapeutics Reports First Quarter 2020 Financial Results and Provides Corporate Update

VANCOUVER, British Columbia, June 19, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) reported financial results for the quarter and ended March 31, 2020. Full versions of the Company’s unaudited condensed interim consolidated financial statements and MD&A can be found on SEDAR at www.sedar.com.

“In the first quarter and year to date, the benefits of Emerald’s significant restructuring and cost-rationalization are strongly emerging. While these benefits were not fully realized in our Q1 financials, we can see our operational metrics and financial results clearly moving in the desired direction,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “In not even two full quarters, our two newly launched and scaled-up cultivation facilities in BC and Quebec have been achieving important milestones and are positioned to move us toward profitably. On top of that we own over 41% of one of the premiere large-scale cannabis cultivation operations in the country. We are very pleased with our asset portfolio, our operating team, and our prospects.”

Emerald and Pure Sunfarms Joint Venture Summary

Emerald 1Q20 Financials (compared to 1Q19)

  Net sales of $2.9M increased 36% compared to $2.1M in the same quarter of the prior year.
  Gross margin of negative $0.9M shows improvement over gross margin of negative $1.7M in 1Q19. Negative gross margin was impacted by $0.9M of non-cash or non-recurring expense items.
  Total SG&A expenses of $6.0M shows a decrease of $2.3M over $8.3M expense in the comparable first quarter of 2019 . Total SG&A expense included $2.1M of non-cash or non-recurring items.
  Net loss of $4.9M includes $2.0M loss on dilution of joint venture ownership and $1.1M inventory write-down.
  Adjusted EBITDA of negative $0.3M reflects $3.2M improvement over negative adjusted EBITDA of $3.5M in 1Q19.

Key Initiatives and Accomplishments

  Revenue for the quarter was driven by increased sales from the adult-use market where sales were up 35% as compared to 4Q19. 30% of revenue in the adult-use channel from SYNC oils contributed to improving margins, as this high CBD, low THC oil is not subject to excise duty.
  Higher proportion of sales from the branded SYNC oil, coupled with lower cost of dried flower contributed to improved margins compared to 1Q19. Significant harvests from the newly operational production sites led to capitalized inventory, which reflected as a further improvement in production costs.
  The restructuring initiated in the second half of 2019 resulted in improvements in the SG&A cost structure over comparable 2019 quarters.
  Settled all disputes with its joint venture, Pure Sunfarms, and its joint venture partner, Village Farms. The settlement agreement extinguished all outstanding and future liabilities under the Supply Agreements, and ensures Pure Sunfarms is able to focus solely on its operations. Emerald retains 41.3% ownership and 3 of 6 board seats in Pure Sunfarms.
  Richmond, BC, 78,000 square foot organic-certified greenhouse and St. Eustache, QC, 88,000 square foot Verdélite indoor facility achieved full production of unique cannabis strains, harvesting over 2,500 kilograms of cannabis during the quarter. Emerald sold its first product from its BC facility in late March, with excellent customer receptivity.

Pure Sunfarms Joint Venture (41.3%-owned)

  Net sales, consisting entirely of dried cannabis, were $18.0M in 1Q20, compared to $14.4M in 1Q19. This quarter was marked by 118% increase in the sale of branded retail products compared to prior quarter, largely as a result of the initial shipment and sale of product in Alberta. 1Q19 sales were solely made through the wholesale channel.
  A lower cultivation cost of $0.88 per gram in 1Q20 compared to $1.38 per gram in 1Q19 was driven by full scale operations in 2020 versus operations that were still scaling-up in 2019, as well as more experience growing cannabis in the Delta 3 facility, providing better efficiencies and economies of scale.
  1Q20 represented the fifth consecutive quarter of profitability and sixth consecutive quarter of positive EBITDA.
  Emerald recognized $5.2M as its share of net income from Pure Sunfarms, as compared to $5.8M recognized 1Q19.

Financials Results & Capital Resources

Selected quarterly financial information

The following table summarizes selected quarterly financial information for the Company, which was derived from the audited annual financial statements prepared in accordance with IFRS or the condensed interim consolidated financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

Q1 2020 Key Financial and Operational Metrics
(Thousands of Canadian dollars)

	Q1 2020	Q4 2019
Financial Results
Gross revenue	$3,333	4,940
Net revenue (net of excise duty)	2,889	4,272
Cannabis gross revenue
Dry cannabis	1,964	4,598
Cannabis oils	1,271	283
Other	98	59
Gross margin (net of fair value adjustment)	(504)	(6,198)
Total SG&A (net of share-based payments)	4,334	4,482
Total R&D expenses	433	866
Net loss	(4,879)	(90,344)
Adjusted EBITDA	(298)	(4,425)

Balance Sheet
Cash & cash equivalents	581	2,525
Net working capital	(9,486)	(9,962)

Operational Results
Average selling price (net of excise duty)
Recreational	$4.32	$3.21
Medical	$7.95	$7.14

Pure Sunfarms Financial Results
Gross revenue	$21,519	13,569
Gross margin (net of fair value adjustment)	9,397	10,026
Total SG&A	3,255	2,990
Net income (loss)*	10,891	994
Adjusted EBITDA*	8,131	10,603

* share of the net income adjusted for transactions with EMH and for fair value changes, and adjusted EBITDA are reflected in EMH net income and adjusted EBITDA respectively.

EMH adjusted EBITDA is calculated by subtracting interest income, gain on changes in fair value of biological assets, share of income from joint venture and deferred income tax recovery, and adding back depreciation, share-based payments, other expenses, loss from fair value changes in financial assets, inventories written down due to fair value changes, nonrecurring items and share of Pure Sunfarms adjusted EBITDA from EMH net loss and comprehensive loss.

Pure Sunfarms adjusted EBITDA is calculated by adding back Pure Sunfarms' change in fair value of biological asset, non operating expenses and gains, amortization expense and provision for income tax to net income.

The Company’s unaudited condensed interim consolidated financial statements and MD&A for the three months ended March 31, 2020, together with other information related to the Company, including the Company's most recent Annual Information Form ("AIF"), can be found on SEDAR. Additional information related to the Company is available on its website at www.emeraldhealth.ca

Financing and Capital Resources

In 1Q20 and subsequent to the quarter, Emerald raised capital and issued shares with the following transactions. Full details are available in prior press releases and in various filings on SEDAR.com.

  January 31, 2020: settled $2.8M of aggregate debt owed to Emerald Health Sciences Inc., a control person of the company, in exchange for 9,713,666 common shares at a deemed value of $0.29 per common share.
  February 6, 2020: raised $2.2M in gross proceeds through the first tranche of a prospectus offering, issuing 7,596,551 units at a price of $0.29 per unit. Each unit consisted of one common share and one common share purchase warrant
  February 6, 2020: settled $0.4M of interest on the convertible debenture in exchange for 1,322,627 common shares at a deemed price of $0.29 per common share.
  February 14, 2020: raised $0.8M in gross proceeds through the final tranche of a prospectus offering, issuing 2,748,276 units at a price of $0.29 per unit. Each unit consisted of one common share and one common share purchase warrant.
  April 9, 2020: raised $1.1M in gross proceeds from the exercise of 6,250,000 warrants at $0.17 per warrant. The warrants were originally issued in 2019 with an exercise price of $2.00 per common share, in connection with the convertible debenture. The terms of the 6,250,000 warrants were amended in April 2020 and the exercise price of the warrants was changed to $0.17 per common share.
  June 2, 2020: raised $2.1M in gross proceeds through a prospectus offering, issuing 11,351,351 units at a price of $0.185 per unit. Each unit consisted of one common share and one common share purchase warrant.

Other Corporate Updates

Richmond, BC, first full quarter of commercial production

Emerald’s BC 78,000 square foot organic-certified cannabis greenhouse is growing between three to six distinct, premium quality, high-potency strains of dried flower at one time and will continue to select strains based on their unique attributes and potential consumer appeal, as well as their suitability for the growing environment. Its debut product, Chemdog, has seen early positive receptivity in the marketplace.

Verdélite in full production and gearing up for launch of first branded product line

Verdélite continued to optimize its cultivation and processing operations after expanding its production at its 88,000 square foot indoor facility. Verdélite has completed multiple harvests using its 21 highly-controlled grow rooms. Verdélite is working to establish a strong identity in Quebec, with unique strains appealing to consumers seeking premium craft cannabis for adult-use.

Avalite Letter of Intent

In March 2020, Emerald announced that it had signed a letter of intent under which Sigma Analytical Services Inc. (“Sigma”), a full-service GMP-compliant testing laboratory for cannabis, hemp, and derived products, may acquire Emerald’s Avalite analytical testing operation. The companies also intend to establish a preferred partner relationship. The due diligence process has been delayed due to COVID-19 but the parties continue to work toward closing the transaction in Q3 2020.

Conference Call

Emerald Health Therapeutics will host a conference call on Friday, June 19, 2020 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf200619.html.

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
1(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA. This financial measure is not a measure that has any standardized meaning prescribed by IFRS and is therefore referred to as “non-GAAP measures”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation and amortization”. Refer to the table above for information on the calculation of EBITDA used in this press release.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company’s overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.